Exhibit 8.1

April 10, 2015

Macquarie Infrastructure Company LLC

125 West 55th Street

New York, NY 10019

Ladies and Gentlemen:

We have acted as counsel to Macquarie Infrastructure Company LLC, a Delaware limited liability company (“MIC LLC”), in connection with the proposed conversion of MIC LLC to a Delaware corporation (the “Conversion”), pursuant to a Plan of Conversion dated as of April 10, 2015 (the “Plan of Conversion”). At your request, we are rendering our opinion concerning certain U.S. federal income tax consequences of the Conversion. Any capitalized term used and not defined herein has the meaning given to such term in the Plan of Conversion.

The Plan of Conversion provides that, at the Effective Time of the Conversion, by virtue of the Conversion and without further action on the part of MIC LLC or the holders of interests in MIC LLC, each outstanding interest in MIC LLC will be converted into one share of common stock in Macquarie Infrastructure Corporation (“MIC Corp.”). Concurrently with the Conversion, Macquarie Infrastructure Management (USA) Inc., the manager of MIC LLC (the “Manager”), will be issued 100 shares of special stock of MIC Corp. The special stock will carry no economic rights and the sole purpose for the issuance of shares of special stock to the Manager will be to preserve the Manager’s existing right to appoint one director who will serve as the Chairman of the Board of Directors of MIC Corp. The holders of interests in MIC LLC are also voting on a proposal to approve the authorization of preferred stock of MIC Corp., but the consummation of the Conversion is not conditioned on shareholder approval of the preferred stock proposal, and no such preferred stock will be issued in connection with the consummation of the Plan of Conversion.

In providing our opinion, we have examined the Plan of Conversion, the proxy statement/prospectus on Form S-4 that has been filed by MIC LLC with the Securities Exchange Commission (the “SEC”), including the exhibits thereto and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, for purposes of the opinion set forth below, we have relied, with the consent of MIC LLC, upon the accuracy and completeness of the statements and representations contained in the attached representation letter of MIC LLC (the “Representation Letter”), and we have assumed, with your consent, that the Representation Letter will be true, correct and complete as of the Effective Time of the Conversion without regard to any qualification as to knowledge or belief. Further, we have assumed that, at the Effective Time of the Conversion, no foreign person will have beneficially owned more than five percent of the total fair market value of the outstanding interests in MIC LLC at any time during the five-year period ending on the Effective Time of the Conversion.

We have also assumed, with your consent, that (i) the transactions contemplated by the Plan of Conversion will be consummated pursuant to, and in accordance with, the provisions of the Plan of Conversion (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transactions and the parties thereto set forth in the Plan of Conversion and the proxy statement/prospectus, are and will be at all times, up to and including the Effective Time of the Conversion true, complete and correct, (iii) any statements and representations made in the Representation Letter “to the knowledge of” or “to the best knowledge of” any person or similarly qualified are and will be true, complete and correct without such qualification, and (iv) the Conversion will be consummated pursuant to Section 18-216 of the Delaware Limited Liability Company Act and Section 265 of the Delaware General Corporation Law. If any of the above described assumptions are untrue for any reason or if the transaction is consummated in a manner that is different from the manner described in the Plan of Conversion or the Form S-4, our opinion as expressed below may be adversely affected.

Opinion

Our opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative rulings, judicial decisions, and other applicable authorities, all as in effect and available on the date hereof. The statutory provisions, regulations, and interpretations upon which our opinion is based are subject to change, possibly with retroactive effect, or differing judicial or administrative interpretations, which could affect the tax consequences described herein. In addition, there can be no assurance that positions contrary to those stated in our opinion may not be asserted by the Internal Revenue Service, and no rulings will be obtained from the Internal Revenue Service concerning the matters described in this opinion.

Based upon and subject to the foregoing, we are of the opinion that for U.S. federal income tax purposes:

(i)	the Conversion will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code;

(ii)	each of MIC LLC and MIC Corp. will be a party to such reorganization within the meaning of Section 368(b) of the Code;

(iii)	no gain or loss will be recognized by MIC LLC upon the deemed transfer of all of its assets to MIC Corp. pursuant to the Conversion;

(iv)	no gain or loss will be recognized by MIC Corp. upon the deemed receipt of the MIC LLC assets pursuant to the Conversion;

(v)	no gain or loss will be recognized by the holders of interests in MIC LLC upon the Conversion of such interests to stock of MIC Corp. pursuant to the Conversion;

(vi)	the basis immediately after the Conversion of the assets of MIC LLC in the hands of MIC Corp. will be the same as MIC LLC’s basis in such assets immediately prior to the Conversion;

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(vii)	the holding period of the MIC LLC assets in the hands of MIC Corp. will include the periods during which such assets were held by MIC LLC;

(viii)	the basis immediately after the Conversion of the MIC Corp. stock received by the holders of interests in MIC LLC will be the same as the basis of the interests in MIC LLC converted into such stock; and

(ix)	the holding period for the MIC Corp. stock received by the holders of interests in MIC LLC will include the periods during which the MIC Corp. shareholders held the interests in MIC LLC exchanged therefor, provided that the MIC Corp. stock is held as a capital asset on the date of the Conversion.

Any change in applicable laws or the facts and circumstances surrounding the Conversion, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may adversely affect the continuing validity of the foregoing opinion. We assume no responsibility to inform MIC Corp. or the Manager of any such change or inaccuracy that may occur or come to our attention. Except for the opinion set forth above, we express no opinion as to any other tax consequences of the Conversion to any party under U.S. federal, state, local or foreign laws.

This opinion is being issued in connection with the Form S-4 and may not be relied upon by anyone in any other context nor used for any other purpose. No opinion is expressed as to any transactions other than the Conversion.

We hereby consent to the filing of this opinion with the SEC as an Exhibit to Form S-4 and to the references to us in the Form S-4. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ White & Case LLP

White & Case LLP

JWD:DD:JS

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